  EXHIBIT 99.1

TRILOGY INTERNATIONAL PARTNERS INC. REPORTS FIRST QUARTER 2022 RESULTS

•	Received the remaining government approval for the sale of our New Zealand operations in late April. Closing anticipated by the end of May.
•	Gross proceeds related to the sale of our ownership interest in New Zealand are expected to be approximately $930 million NZD.
•	Continued fixed broadband and postpaid mobile subscriber growth in New Zealand, which increased by 12% and 8%, respectively, compared to the first quarter of 2021. Solid business (“B2B”) postpaid subscriber growth of 26%, compared to the first quarter of 2021.
•	New Zealand service revenues increased 1% compared to the first quarter of 2021, inclusive of a 6% foreign currency headwind. Increase was driven by both postpaid and fixed broadband revenues growth.
•	New Zealand Segment Adjusted EBITDA increased by $1.6 million, or 5%, over the first quarter of last year on an organic basis, which excludes the impact of the new revenue standard, a year-over-year benefit of $0.2 million, or 1%, and a foreign currency exchange headwind of $1.9 million, or 6%. New Zealand Segment Adjusted EBITDA, as reported, was flat over the first quarter of last year.
•	Continue to transition our Bolivian operations to a third party and we anticipate the transaction will close in the second quarter.

BELLEVUE, Washington (May 10, 2022) – Trilogy International Partners Inc. (“TIP Inc.”, “Trilogy” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the first quarter of 2022.

The strategic transactions for both New Zealand and Bolivia, described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, are expected to close in the second quarter of 2022 and, as a result, the Company does not plan to hold a conference call to discuss the results for the first quarter of 2022.

As previously disclosed, promptly after the closing of the sale of our New Zealand operations, the Company intends to pay off its outstanding indebtedness of approximately $450 million and within 60 days make an initial distribution to shareholders. As discussed in further detail in the “Use of 2degrees sale proceeds and return of capital” section below, there are certain factors that will likely impact the amount distributed in both the initial and any subsequent distributions to shareholders.

Consolidated Financial Highlights

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)	2022	2021	% Chg

Total revenues	155.4	169.3	(8%	)

Service revenues	131.2	138.2	(5%	)

Net loss	28.8	11.7	145%
Net loss margin(1)	21.9%	8.5%	13.4	pts

Adjusted EBITDA(2)	27.8	32.9	(15%	)
Adjusted EBITDA margin(2) (3)	21.2%	23.8%	(2.6	)pts

pts - percentage points

 Notes:

(1)	Net loss margin is calculated as Net loss divided by Service revenues.
(2)

Thesearenon-U.S.GAAPmeasuresanddonothavestandardizedmeaningsundergenerallyacceptedaccountingprinciplesintheUnitedStates(“U.S.GAAP”).Therefore,theyareunlikelytobecomparabletosimilarmeasurespresentedbyothercompanies.FordefinitionsandareconciliationwiththemostdirectlycomparableU.S.GAAPfinancialmeasures,see“Non GAAPMeasuresandOtherFinancialMeasures;BasisofPresentation”herein.

(3)	Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Trilogy International Partners Inc.	First Quarter 2022

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Pending sale of 2degrees

General description of the transaction

As previously disclosed, and as additionally described below, on December 31, 2021, the Company’s subsidiary, Trilogy International New Zealand LLC (“TINZ”), entered into a share purchase agreement with Tesbrit B.V. (“Tesbrit”, together with TINZ, the “Vendors”), Voyage Digital (NZ) Limited (“Voyage Digital”), and Voyage Australia Holdings Pty Limited, pursuant to which Voyage Digital agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of Two Degrees Group Limited (“2degrees”) owned by the Vendors (the “2degrees Sale”). On the same date, Voyage Digital entered into a share purchase agreement with Pacific Custodians (New Zealand) Limited to acquire the issued and outstanding shares, and shares to be issued on conversion of options, in the capital of 2degrees beneficially owned by former and current employees of 2degrees. By virtue of executing these two share purchase agreements, Voyage Digital has committed to purchase all of the issued and outstanding shares in the capital of 2degrees. On March 15, 2022, the 2degrees Sale was approved by special resolution at a meeting of TIP Inc.’s shareholders. Subsequently, all required regulatory approvals were obtained. The 2degrees Sale is expected to close by the end of May 2022 and the obligations of the parties to close the transaction are subject to the satisfaction or waiver of conditions to closing. Upon consummation of the transaction the Company will cease to indirectly carry on business in New Zealand. The 2degrees Sale may result in the Toronto Stock Exchange (the “TSX”) reviewing the Company’s common shares, without par value (the “Common Shares”) for compliance with the TSX’s continued listing requirements.

Use of 2degrees sale proceeds and return of capital

The Company estimates that TINZ will receive approximately $930 million NZD in connection with the completion of the 2degrees Sale. This amount includes TINZ’s share of the $30 million NZD that will be held in escrow (of which the Company’s share is 73.2%) to secure the payment of certain potential indemnification and other claims through the first anniversary of the closing (assuming there are no outstanding claims as of that date).

The Company will apply the proceeds of the 2degrees Sale promptly to pay off indebtedness incurred by the Company’s subsidiary, Trilogy International South Pacific LLC (“TISP”) and the Bridge Loans (as defined below) incurred by the Company from certain principal shareholders of the Company, totaling in the aggregate approximately $450 million including accrued interest. The Company anticipates that an initial distribution to shareholders will occur within 60 days after closing of the 2degrees Sale. With respect to the remainder of the proceeds, the Company intends initially to retain a certain amount of proceeds to ensure an adequate and prudent reserve to meet anticipated or potential costs for ongoing operations and the ultimate wind-up of the Company, and to pay any potential indemnification claims arising from the transaction that will not be funded by the escrow or by the warranty and indemnity insurance policy subject to that being procured in connection with the sale. The Company intends to use the balance of the proceeds, including any remaining amount from the retained proceeds for operations and wind-up, to make one or more distributions in amounts and on dates (including the record dates for any such distributions) to be determined by the Company’s Board of Directors (the “Board”) by way of a return of capital and corresponding reduction in the capital of the Common Shares.

Shareholders of record will be entitled to receive an amount per Common Share equal to the total amount to be distributed divided by the number of Common Shares outstanding on the relevant record date. Currently, the Company has approximately 86 million shares outstanding. Additionally, the Company’s employees and consultants hold 3,364,753 Restricted Stock Units (“RSUs”), all of which are unvested, and its directors hold 724,410 Deferred Share Units (“DSUs”), all of which are vested. Pursuant to the terms of the Company’s Restricted Unit Plan  and its Deferred Share Unit Plan, the Board has the discretion to accelerate the vesting of RSUs and to issue Common Shares in respect of vested RSUs and settle DSUs in advance of a ‘Change of Control’ which, as defined in each plan, is deemed to occur upon the sale of all or substantially all of the assets of the Company. The Board expects that it will exercise its discretion to vest all of the RSUs that have been granted to employees and consultants and to issue Common Shares, subject to reductions made to account for the Company’s tax withholding, in respect of all vested RSUs and DSUs immediately before the closing of the 2degrees Sale.

The Board intends to determine the aggregate amount of the initial cash distribution, and the record date and date on which such initial cash distribution will be made, as soon as practicable following the completion of the transaction, subject to applicable statutory and regulatory requirements and to the exercise by the Board of its fiduciary duties.

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As disclosed in prior filings, the ultimate amount of shareholder distributions is subject to certain factors including movements in foreign currency exchange, and anticipated costs associated with the dissolution of the Company. As it relates to foreign currency exposure, in March 2022 the Company entered into a forward exchange contract to mitigate exposure to fluctuations in the NZD to USD exchange rate for a portion of the proceeds we expect to receive from the 2degrees Sale. The foreign exchange contract secures a New Zealand Dollar foreign exchange rate based on a sliding scale which includes rates of 0.6688 at May 31, 2022 and 0.6677 at the June 30, 2022 long-stop date for $450 million ($674 million NZD), which approximates the amount of the USD denominated debt related obligations of TISP that will be repaid upon closing of the 2degrees Sale. The remaining unhedged portion, including the previously disclosed initial estimated distribution amount of approximately $125 million, along with the proposed retained amount of approximately $35 million, which a substantial portion is designated for wind-up and specific corporate purposes, were based on a foreign currency rate of 0.67 and continues to be subject to foreign currency fluctuations.

In light of the recent NZD to USD exchange rate movement to approximately 0.63, net cash proceeds to be distributed could decrease accordingly. This could impact both the initial distribution amount, previously estimated to be approximately $125 million, and the amount retained by the Company, and therefore ultimately impact the final distributions to shareholders.

Pending transition of NuevaTel

On March 28, 2022, the Company entered into an agreement to transfer its 71.5% equity interest in its Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) to Balesia Technologies, Inc. (“Balesia”) for a nominal purchase price (the “NuevaTel Transaction”). The closing of the NuevaTel Transaction is subject to Bolivian regulatory review and approval, unless such condition is waived by Balesia, as well as other customary closing conditions. There is no certainty that the transaction will close.

About Trilogy International Partners Inc.

TIP Inc. is the parent company of Trilogy International Partners LLC (“Trilogy LLC”), an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have successfully bought, built, launched and operated communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand, 2degrees, and Bolivia, NuevaTel, is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand and Bolivia.

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of March 31, 2022.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s Common Shares trade on the TSX under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia. Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker, who assesses performance of the segments and allocates resources primarily based on the financial measures of revenues and Segment Adjusted EBITDA). The nature of the business of the Segments is as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand

Wireless telecommunications operations for New Zealand consumers and businesses; fixed broadband network connectivity through fiber network assets to support a range of voice, data and networking for New Zealand consumers, businesses and governments.

About this press release

This press release contains information about our business and performance for the three months ended March 31, 2022, as well as forward-looking information and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

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The financial information included in this press release was prepared in accordance with U.S. GAAP. In our discussion, we also use certain non-U.S. GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

In 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia, which may be provided using fixed line or wireless technology. As a result, fixed LTE service revenues were reclassified from Wireless service revenues and are now included as a component of Fixed broadband service revenues in our Condensed Consolidated Statements of Operations and Comprehensive Loss. Fixed LTE subscribers were also reclassified from Other wireless subscribers to Fixed broadband subscribers. This reclassification has been applied to all periods presented in this press release. Fixed LTE service revenues reclassified to Fixed broadband service revenues were $1.5 million and $1.1 million for the three months ended March 31, 2022 and 2021, respectively. This change had no impact on total revenues or net loss for any period presented.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted the new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. For further information see “Note 13 – Revenue from Contracts with Customers” to the Consolidated Financial Statements for the period ended March 31, 2022 (“Condensed Consolidated Financial Statements”) filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	March 31, 2022	December 31, 2021	% Change
End of period NZD to USD exchange rate	0.69	0.68	2%

	Three Months Ended March 31,
	2022	2021	% Change
Average NZD to USD exchange rate	0.68	0.72	(6%	)

NZD amounts reflect the USD amount as converted according to the average NZD/USD exchange rates as presented in the table above.

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in the Condensed Consolidated Financial Statements and related notes for the period ended March 31, 2022 are a result of rounding. Information is current as of May 10, 2022 and was approved by the Board. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements and Management’s Discussion and Analysis for the three months ended March 31, 2022 and for the year ended December 31, 2021, our Annual Report on Form 20-F for the year ended December 31, 2021, and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

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Impact of COVID-19 on our Business

The business and operations of both 2degrees and NuevaTel have been affected by the COVID-19 pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of future effects on the Company’s businesses and financial results cannot be reliably estimated.

The consequences of COVID-19 and related societal restrictions have been more pronounced in Bolivia, and the impact of the pandemic on the financial results of NuevaTel has been more significant, than in New Zealand. Over the course of 2020 and 2021, and continuing into the first quarter of 2022, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions and their continuing effects which significantly affected customer behavior. Additionally, societal and movement restrictions in effect in Bolivia during the pandemic resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends.

NuevaTel has maintained adequate cash liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $13.8 million of cash, cash equivalents and restricted cash at NuevaTel as of March 31, 2022. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020. Although these initiatives have tempered the impact to date, the prolonged effect of the COVID-19 pandemic has resulted in increased liquidity and cash challenges for NuevaTel regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund certain obligations of NuevaTel due in the second quarter of 2022. Management continues to seek solutions that will address the issues associated with meeting these obligations. These actions are currently underway and include arranging extended payment terms with suppliers, further controlling costs and further limiting capital expenditures. If these steps prove to be insufficient or the previously described NuevaTel Transaction is not completed in the near-term, NuevaTel is projected to have a cash shortfall in the coming months, possibly before the end of the second quarter of 2022.

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Consolidated Financial Results

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)	2022	2021	% Chg

Revenues
New Zealand	128.7	134.3	(4%	)
Bolivia	26.6	35.0	(24%	)
Unallocated Corporate & Eliminations	0.1	0.1	(39%	)
Total revenues	155.4	169.3	(8%	)

Total service revenues	131.2	138.2	(5%	)

Net loss	28.8	11.7	145%
Net loss margin(1)	21.9%	8.5%	13.4	pts

Segment Adjusted EBITDA
New Zealand	32.8	32.9	(0%	)
Bolivia	(0.5)	3.2	(114%	)
Unallocated Corporate & Eliminations	(4.5)	(3.3)	(39%	)
Adjusted EBITDA(2)	27.8	32.9	(15%	)
Adjusted EBITDA margin(2)(3)	21.2%	23.8%	(2.6)	pts

Cash provided by (used in) operating activities	19.7	(5.3)	475%

Capital expenditures(4)	26.3	11.2	135%
Capital intensity	20.1%	8.1%	12.0	pts

pts - percentage points

Notes:

(1)	Net loss margin is calculated as Net loss divided by Service revenues.
(2)

These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(3)	Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(4)

Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Trilogy International Partners Inc.	First Quarter 2022

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Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)	2022	2021	% Chg

Revenues
Wireless service revenues	76.7	75.8	1%
Fixed broadband service revenues(1)	26.2	26.2	0%
Non-subscriber international long distance and other revenues	1.7	1.5	19%
Service revenues	104.6	103.4	1%
Equipment sales	24.1	30.9	(22%	)
Total revenues	128.7	134.3	(4%	)

Segment Adjusted EBITDA	32.8	32.9	(0%	)
Segment Adjusted EBITDA margin(2)	31.4%	31.8%	(0.5	)pts

Capital expenditures(3)	24.9	10.2	145%
Capital intensity	23.8%	9.8%	14.0	pts

Subscriber Results

	Three Months Ended March 31,
(Thousands unless otherwise noted, unaudited)	2022	2021	% Chg

Postpaid
Gross additions	19.3	19.1	1%
Net additions	6.9	4.6	48%
Total postpaid subscribers	559.3	516.4	8%
Prepaid
Net losses	(1.5)	(31.8)	95%
Total prepaid subscribers	889.2	939.5	(5%	)
Total wireless subscribers	1,448.5	1,455.9	(1%	)

Fixed broadband
Gross additions	9.1	10.9	(16%	)
Net additions	1.7	2.4	(28%	)
Total fixed broadband subscribers	150.8	134.2	12%
Total subscribers	1,599.3	1,590.1	1%

Monthly blended wireless ARPU ($, not rounded)	17.68	17.19	3%
Monthly postpaid wireless ARPU ($, not rounded)	30.90	31.95	(3%	)
Monthly prepaid wireless ARPU ($, not rounded)	9.35	9.19	2%
Monthly residential fixed broadband ARPU ($, not rounded)	48.81	55.27	(12%	)
Blended wireless churn	1.8%	2.6%	(0.8	)pts
Postpaid churn	0.8%	1.0%	(0.2	)pts

pts - percentage points

Notes:

(1)

Beginning with the third quarter of 2021, we have discontinued the use of “Wireline” and have replaced with “Fixed broadband” to label the results and metrics associated with the Company’s fixed broadband products in New Zealand.

(2)	Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.
(3)

Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Trilogy International Partners Inc.	First Quarter 2022

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Revenues

New Zealand total revenues decreased by $5.6 million, or 4%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily due to a decline in equipment sales driven by a decline in the volume of sales of higher priced devices in 2022 compared to 2021. Service revenues increased by $1.2 million, or 1%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency exchange, service revenues increased by $7.3 million, or 7%, compared to the same period in 2021. The increase in reported service revenues was primarily due to the following:

•	Postpaid service revenues increased by $2.3 million, or 5%, compared to the first quarter of 2021. Excluding the impact of foreign currency exchange, postpaid service revenues increased by $5.2 million, or 11%, compared to the first quarter of 2021. The increase in revenues was primarily due to an 8% year over year increase in our postpaid subscriber base;
•	Prepaid service revenues decreased by $1.4 million, or 5%, compared to the first quarter of 2021. Excluding the impact of foreign currency exchange, prepaid service revenues increased by $0.2 million, or 1%, compared to the first quarter of 2021; and
•	Fixed broadband service revenues were flat compared to the first quarter of 2021. Excluding the impact of foreign currency exchange, fixed broadband service revenues increased by $1.6 million, or 6%, compared to the first quarter of 2021. This increase was driven primarily by a 12% year-over-year growth in the fixed broadband subscriber base, which was partially offset by a decline in the residential fixed broadband ARPU associated with promotional discounts.

Segment Adjusted EBITDA

Segment Adjusted EBITDA was flat compared to the same period in 2021. On an organic basis Segment Adjusted EBITDA increased by $1.6 million, or 5%, compared to the same period in 2021, which excludes the impact of the new revenue standard, a year-over-year benefit of $0.2 million, or 1%, and a foreign currency exchange headwind of $1.9 million, or 6%. The reported Segment Adjusted EBITDA for the three months ended March 31, 2022 was primarily the result of the aforementioned decrease in total revenues, offset by the following collective decreases in operating expenses:

•	Cost of service increased by $3.1 million, or 9%. Excluding the impact of foreign currency exchange, cost of service increased $5.2 million, or 16%, primarily due to an increase in transmission expense associated with the growth in fixed broadband subscribers and an increase in network-related maintenance costs. Additionally, there was also an increase in interconnection costs associated with a higher volume of voice traffic terminating outside 2degrees’ network;
•	Sales and marketing increased by $0.8 million, or 6%. Excluding the impact of foreign currency exchange, sales and marketing costs increased $1.7 million, or 12%, primarily due to an increase in commissions expense and salaries and wages;
•	General and administrative increased by $0.3 million, or 2%. Excluding the impact of foreign currency exchange, the increase was $1.3 million, or 8%, primarily due to higher salaries and higher combined legal, auditing and consulting costs. Approximately $0.8 million of these costs were associated with the 2degrees Sale. Due to their nonrecurring nature, this $0.8 million of costs incurred during the quarter were removed from Segment Adjusted EBITDA. For additional information, see Note 2 – Assets Held for Sale to the Condensed Consolidated Financial Statements. These increases were partially offset by a decline in bad debt expense attributable to accounts receivable collection efforts and the improved credit risk of our customer portfolio; and
•	Cost of equipment sales declined $8.9 million, or 27%. Excluding the impact of foreign currency, cost of equipment sales declined $7.0 million, or 22%, primarily due to a decline in the volume of sales of higher priced devices in 2022 compared to 2021.

Capital Expenditures

Capital expenditures increased by $14.7 million, or 145%, for the three months ended March 31, 2022 compared to the same period in 2021. The increase was primarily attributable to 5G network investments. Excluding the impact of foreign currency, capital expenditures increased by $15.3 million, or 160%

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Bolivia

Financial Results

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)	2022	2021	% Chg

Revenues
Wireless service revenues	24.8	33.0	(25%	)
Fixed broadband service revenues(1)	1.5	1.1	35%
Non-subscriber international long distance and other revenues	0.3	0.6	(48%	)
Service revenues	26.6	34.7	(24%	)
Equipment sales	0.0	0.2	(83%	)
Total revenues	26.6	35.0	(24%	)

Segment Adjusted EBITDA	(0.5)	3.2	(114%	)
Segment Adjusted EBITDA margin(2)	(1.7%)	9.2%	(10.9	)pts

Capital expenditures(3)	1.5	1.0	39%
Capital intensity	5.5%	3.0%	2.5	pts

Subscriber Results

	Three Months Ended March 31,
(Thousands unless otherwise noted, unaudited)	2022	2021	% Chg

Postpaid
Gross additions	13.8	15.5	(11%	)
Net losses	(9.2)	(12.3)	25%
Total postpaid subscribers	210.9	246.7	(15%	)
Prepaid
Net losses	(9.3)	(54.6)	83%
Total prepaid subscribers	1,266.7	1,404.7	(10%	)
Total wireless subscribers(4)	1,510.3	1,690.9	(11%	)

Monthly blended wireless ARPU ($, not rounded)	5.44	6.38	(15%	)
Monthly postpaid wireless ARPU ($, not rounded)	18.35	20.30	(10%	)
Monthly prepaid wireless ARPU ($, not rounded)	3.04	3.81	(20%	)
Blended wireless churn	9.3%	9.1%	0.2	pts
Postpaid churn	4.0%	3.6%	0.4	pts

pts - percentage points

Notes:

(1)

Beginning with the third quarter of 2021, Fixed LTE subscribers have been reclassified for all periods from Other wireless subscribers and are now included as component of Fixed broadband subscribers. Fixed LTE revenues were also reclassified from Wireless service revenues to Fixed broadband service revenues. For more details, see “About this press release” section above.

(2)	Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.
(3)

Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

(4)	Includes public telephony and other wireless subscribers.

Revenues

Bolivia total revenues declined by $8.3 million, or 24%, for the three months ended March 31, 2022 compared to the same period in 2021, due to a decrease in service revenues of $8.2 million, or 24%. This decline in service revenues was primarily the result of a decline in both prepaid and postpaid revenues, which declined $4.8 million, or 29%, and $3.5 million, or 23%, respectively. These declines were primarily due to lower voice traffic and data usage, as well as declines in the subscriber base as a result of continued elevated competition in the market.

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Segment Adjusted EBITDA

Segment Adjusted EBITDA declined by $3.7 million, or 114%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily due to the aforementioned decrease in both prepaid and postpaid service revenues which was partially offset by a decline in operating expenses, primarily due to the following:

•	Cost of service declined by $2.9 million, or 16%, primarily due to a decrease in interconnection costs as a result of lower mobile traffic terminating outside of our network. This decline was also attributable to a reduction in transmission expense and site maintenance costs; and
•	Sales and marketing declined by $0.8 million, or 15%, primarily due to a decrease in advertising expense.

Capital Expenditures

Capital expenditures increased by $0.4 million, or 39%, for the three months ended March 31, 2022 compared to the same period in 2021, mainly due to the timing of spending.

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Review of Consolidated Performance

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2022	2021	% Chg

Consolidated Adjusted EBITDA(1)	27.8	32.9	(15%	)
Consolidated Adjusted EBITDA margin(1)(2)	21.2%	23.8%	(2.6	)pts

(Deduct) add:
Interest expense	(14.3)	(13.3)	(8%	)
Change in fair value of warrant liability	0.1	0.1	98%
Depreciation, amortization and accretion	(18.1)	(28.2)	36%
Income tax expense	(6.2)	(3.6)	(73%	)
Other(3)	(18.1)	0.4	n/m
Net loss	(28.8)	(11.7)	(145%	)

pts - percentage points;     n/m - not meaningful

Notes:

(1)

These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(2)	Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3)

Other includes the following: Equity-based compensation, Loss on disposal of assets, transaction and other nonrecurring costs and Other, net (which includes a $15.9 million non-cash charge recognized in connection with the change in value of the forward exchange contract as of March 31, 2022, related to the 2degrees Sale).

Earnings per share

	Three Months Ended March 31,
(US dollars in millions except per share data, unaudited)	2022	2021

Net loss attributable to Trilogy International Partners Inc.	(29.8)	(8.7)

Weighted Average Common Shares Outstanding:
Basic and diluted	86,557,970	57,385,527

Net loss Per Share:
Basic and diluted	(0.34)	(0.15)

Finance costs

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2022	2021	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.1	2.4	(9% )
Bolivia	0.6	0.5	18%
Corporate	11.6	10.4	11%
Total Interest on borrowings	14.3	13.3	8%

Depreciation, amortization and accretion

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2022	2021	% Chg

New Zealand	13.8	18.6	(26%	)
Bolivia	4.3	9.6	(55%	)
Corporate	0.0	(0.0)	157%
Total depreciation, amortization and accretion	18.1	28.2	(36%	)

Trilogy International Partners Inc.	First Quarter 2022

11

Interest expense

Interest expense increased $1.0 million, or 8%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily related to interest accruing on an increased principal amount of the 8.875% senior secured notes due 2023 outstanding in 2022 compared to the same period in 2021.

Change in fair value of warrant liability

For the three months ended March 31, 2022, the change in fair value of the warrant liability resulted in income of $0.1 million due to the warrants expiring on February 7, 2022. The change in fair value of the warrant liability for the three months ended March 31, 2021 was due to changes in the trading price of the warrants in that period. See Note 10 – Equity to the Condensed Consolidated Financial Statements for further information.

Depreciation, amortization and accretion

Depreciation, amortization and accretion declined $10.1 million, or 36%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, depreciation, amortization and accretion declined $9.0 million, or 33%, due to a decline in both Bolivia and New Zealand. The decline in Bolivia was primarily due to a lower asset base being depreciated during the three months ended March 31, 2022 as a result of the impairment charge recognized in the third quarter of 2021. The decline in New Zealand was primarily due to the fact that the 2degrees business met the accounting criteria to be classified as held for sale as of March 15, 2022, and , accordingly, recording depreciation and amortization of 2degrees’s long-lived assets ceased on that date. See Note 2 – Assets Held for Sale to the Condensed Consolidated Financial Statements for further information.

Income tax expense

Income tax expense increased $2.6 million, or 73%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily due to an increase in 2degrees’ pre-tax income.

Other

Other expenses increased by $18.5 million for the three months ended March 31, 2022 compared to the same period in 2021. This increase was primarily due to the $15.9 million non-cash charge recognized in connection with the change in value of the forward exchange contract that the Company entered into in March 2022 to mitigate exposure to fluctuations in the NZD to USD exchange rate in respect of a portion of the proceeds we expect to receive from the 2degrees Sale. See Note 9 – Derivative Financial Instruments to the Condensed Consolidated Financial Statements for further information.

Trilogy International Partners Inc.	First Quarter 2022

12

Managing our Liquidity and Financial Resources

As of March 31, 2022, the Company had approximately $55.8 million in cash, cash equivalents and restricted cash of which $38.0 million was held by 2degrees, $13.8 million was held by NuevaTel, and $4.0 million was held at headquarters and others. Cash, cash equivalents and restricted cash as of March 31, 2022 increased $0.8 million since December 31, 2021, primarily driven by cash inflows provided by operating activities and proceeds from debt and Equipment Installment Plan (“EIP”) receivables financing obligation, net of payments, partially offset by purchases of property and equipment.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior.

NuevaTel has maintained adequate cash liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $13.8 million of cash, cash equivalents and restricted cash at NuevaTel as of March 31, 2022. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020. Although these initiatives have tempered the impact to date, the prolonged effect of the COVID-19 pandemic has resulted in increased liquidity and cash challenges for NuevaTel regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund certain obligations of NuevaTel due in the second quarter of 2022. Management continues to seek solutions that will address the issues associated with meeting these obligations. These actions are currently underway and include arranging extended payment terms with suppliers, further controlling costs and further limiting capital expenditures. If these steps prove to be insufficient or the NuevaTel Transaction is not completed in the near-term, NuevaTel is projected to have a cash shortfall in the coming months, possibly before the end of the second quarter of 2022.

On March 15, 2022, the 2degrees Sale was approved by special resolution in a meeting of our shareholders. Subsequently, all required regulatory approvals were obtained. The 2degrees Sale is targeted to close by the end of May 2022 and the closing is subject to the receipt of certain third party consents as well as other customary conditions, all of which are expected to be satisfied by the end of May 2022.

The closing of the NuevaTel Transaction is subject to Bolivian regulatory approval, unless such condition is waived by Balesia, as well as other customary closing conditions. The Company currently anticipates that regulatory approval and satisfaction of the closing conditions will be obtained and satisfied, and that the closing of the NuevaTel Transaction will occur in the second quarter of 2022.

The Company will continue to monitor the progress of the closing of the NuevaTel Transaction and NuevaTel’s liquidity concerns over future periods. There is no certainty that the NuevaTel Transaction will close or that NuevaTel’s liquidity concerns will be resolved.

Due to liquidity issues, as discussed above, NuevaTel has taken a number of actions to conserve cash. Several of these actions could increase NuevaTel’s exposure to regulatory enforcement actions or claims by contractual counterparties should it be in default in meeting its obligations under relevant lease, service and supply agreements. Specifically, NuevaTel was obligated to prepay an annual spectrum usage fee of approximately $9.5 million to the ATT in January 2022. In the first quarter of 2022, NuevaTel paid 25% of the amount due, advising the ATT that it would pay the balance in monthly installments over the course of 2022. The ATT objected to the prorated payment and assessed a 6% interest and a 10% penalty with respect to late payment of the spectrum fee. However, the ATT did not indicate that it would bring any enforcement action against NuevaTel with respect to delinquent payments in 2022. NuevaTel is also obligated to deploy 4G LTE services by October 2022 in numerous municipalities where it does not yet have network infrastructure. Although these commitments have been met to date, NuevaTel anticipates that it will be delinquent in meeting this obligation in the future and as a result could be fined approximately $0.2 million by the ATT. The ATT also has the authority to institute license revocation proceedings in connection with a failure to comply with a warning and deadline notification to initiate LTE service in those municipalities. NuevaTel has received no indication regarding the likelihood that the ATT would pursue a license revocation. Additionally, since November 2021, NuevaTel has deferred payments due under other contracts with various suppliers and vendors. To date, none of the counterparties to these contracts has asserted that NuevaTel is in breach of its payment obligations. Finally, should NuevaTel need to reduce staff in order to manage ongoing operating expenses, it will be required to pay certain retirement, severance and accrued leave benefits to employees who are terminated. NuevaTel has reserved funds to cover these costs in the event that such termination liabilities are incurred.

Trilogy International Partners Inc.	First Quarter 2022

13

NuevaTel bond debt in the aggregate outstanding principal amount of $20.1 million (the “Bolivian Bond Debt”) as of March 31, 2022 is subject to certain financial covenants, including a debt service ratio. As of March 31, 2022, NuevaTel was not in compliance with the debt service ratio covenant contained in the Bolivian Bond Debt. The debt service ratio covenant is calculated under local accounting standards assessing the trailing twelve-month results as of the quarterly measurement date, with March 31, 2022 being the first of such measurement dates. NuevaTel has a 90-day grace period in which to remedy the breach or seek a waiver from the bondholders. If NuevaTel is not able to remedy the breach or obtain a waiver, the bondholders have the right to assemble following the 90-day grace period to determine the course of action regarding NuevaTel’s future obligations under such debt. The Bolivian Bond Debt has been presented as a current obligation as of March 31, 2022 since a covenant waiver has not been received from the bondholders. None of TIP Inc. or its subsidiaries (other than NuevaTel) have any obligations under such debt, which is secured by certain sources of NuevaTel cash flows.

In March 2022, the Company entered into a forward exchange contract to mitigate exposure to fluctuations in the NZD to USD exchange rate for a portion of the proceeds we expect to receive from the 2degrees Sale. The forward exchange contract has a notional amount equal to $450 million, which approximates the amount of the USD denominated debt related obligations of TISP that will be paid upon closing, and a maturity date of June 30, 2022. The foreign exchange rate was priced inclusive of a deal contingent feature such that if the 2degrees Sale does not close, the hedge contract will expire and terminate.

In order to fund its operations, pending the closing of the 2degrees Sale, the Company entered into short-term loan agreements in January 2022 with three of its principal shareholders totaling up to $10 million in commitments (the “Bridge Loans”). The Bridge Loans are unsecured and accrue interest at the rate of 13.5% per annum, payable on May 16, 2022, November 15, 2022, and the maturity date, provided that the Company may elect not to pay interest on any of such dates prior to the maturity date, in which case all accrued but unpaid interest will be added to the outstanding principal amount of the Bridge Loans. The Bridge Loans mature on the earlier of May 15, 2023, or the date of a change of control of the Company. The closing of the sale of 2degrees to Voyage Digital would constitute a change of control as defined under the terms of the Bridge Loans. In the first quarter of 2022, $10.0 million was received by the Company under the terms of the Bridge Loans.

2degrees has a bank loan facility (the “New Zealand 2023 Senior Facilities Agreement”) with a total outstanding balance of $285 million NZD ($197.9 million based on the exchange rate at March 31, 2022). The New Zealand 2023 Senior Facilities Agreement is scheduled to mature in February 2023 unless it is refinanced or its maturity date is extended, and the outstanding balance of $197.9 million is presented as a current obligation as of March 31, 2022 in the Condensed Consolidated Balance Sheets. In the absence of an extension of the maturity date of this obligation and as long as the Company continues to hold an ownership interest in 2degrees, the significant amounts due under the New Zealand 2023 Senior Facilities Agreement relative to the Company’s available liquid assets would raise substantial doubt about the Company’s ability to continue as a going concern and to satisfy this obligation within one year from the date on which this press release is issued. However, as further discussed in Note 2 – Assets Held for Sale to the Condensed Consolidated Financial Statements, in March 2022, our shareholders approved a definitive agreement to sell the Company’s equity interest in 2degrees to a third party acquiror. Upon the closing of the 2degrees Sale, the Company and its retained consolidated subsidiaries would no longer have any obligation related to the New Zealand 2023 Senior Facilities Agreement. While the transaction is subject to the receipt of certain third party consents as well as other customary conditions, the required regulatory approvals have been received and management’s plans to complete the 2degrees Sale are considered probable to be completed based on the stage and status of the sale process as of the date of issuance of this press release and accordingly alleviates the substantial doubt regarding the Company’s ability to continue as a going concern.

Trilogy International Partners Inc.	First Quarter 2022

14

Operating, investing and financing activities

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2022	2021	% Chg

Net cash provided by (used in):
Operating activities	19.7	(5.3)	475%
Investing activities	(27.0)	(15.9)	(70%	)
Financing activities	7.7	12.9	(40%	)
Net increase (decrease) in cash, cash equivalents and restricted cash	0.4	(8.3)	104%

Operating activities

Cash flow provided by operating activities increased by $24.9 million for the three months ended March 31, 2022 compared to the same period in 2021. This change was mainly due to changes in working capital accounts, including changes to current liabilities and prepaid expenses due to timing of payments, such as handset purchases at 2degrees and annual license and spectrum fees at NuevaTel in 2022, while those fees were prepaid in 2021. There were also changes in EIP receivables driven by an increase of $5.3 million in cash proceeds related to the sales of EIP receivables.

Investing activities

Cash flow used in investing activities increased by $11.1 million for the three months ended March 31, 2022 compared to the same period in 2021, due to a $15.1 million increase in capital expenditures and $3.0 million of maturities and sales of short-term investments in 2021 with no maturities in the current year, partially offset by the license renewal fees of $6.2 million paid in respect of 2degrees’ 1800 and 2100 MHz spectrum holdings in the first quarter of 2021 with no comparable activity in the current quarter.

Financing activities

Cash flow provided by financing activities declined by $5.2 million for the three months ended March 31, 2022 compared to the same period in 2021. This change was primarily due to a $14.5 million reduction in proceeds from the EIP receivables financing obligation, partially offset by $10.0 million of proceeds from the Bridge Loans in the first quarter of 2022. For additional information regarding the Bridge Loans and the EIP receivables financing obligation, see Note 8 – Debt to the Condensed Consolidated Financial Statements.

Trilogy International Partners Inc.	First Quarter 2022

15

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with U.S. GAAP with several customer-focused performance metrics and non-U.S. GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense (benefit); interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses.  Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable U.S. GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended March 31,
(US dollars in millions unaudited)	2022	2021	% Chg

Net loss	(28.8)	(11.7)	(145%	)

Add:
Interest expense	14.3	13.3	8%
Depreciation, amortization and accretion	18.1	28.2	(36%	)
Income tax expense	6.2	3.6	73%
Change in fair value of warrant liability	(0.1)	(0.1)	(98%	)
Other, net	14.6	(1.8)	900%
Equity-based compensation	0.5	1.0	(49%	)
Loss on disposal of assets	0.5	0.4	10%
Transaction and other nonrecurring costs(1)	2.5	-	100%
Consolidated Adjusted EBITDA(2)	27.8	32.9	(15%	)
Net loss margin(3)	(21.9% )	(8.5% )	(13.4	)pts
Consolidated Adjusted EBITDA Margin(2) (4)	21.2%	23.8%	(2.6	)pts

pts - percentage points

Notes:

(1)

2022 includes $1.8 million of costs in connection with the 2degrees Sale Transaction and $0.6 million of costs related to NuevaTel Transaction. Please see Note 2 - Assets Held for Sale to the Condensed Consolidated Financial Statements for further information related to these transactions.

(2)

These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(3)	Net loss margin is calculated as Net loss divided by Service revenues.
(4)	Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Trilogy International Partners Inc.	First Quarter 2022

16

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions, seasonal fluctuations and foreign currency movements, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net (loss) income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP:

(US dollars in millions except per share data, unaudited)	2022	2021			2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Service revenues	131.2	133.8	134.4	134.2	138.2	134.6	126.3	115.3
Equipment sales	24.1	35.3	23.1	23.4	31.1	34.2	27.5	19.7
Total revenues	155.4	169.1	157.5	157.6	169.3	168.8	153.7	135.0
Operating expenses	(149.1)	(170.7)	(275.0)	(161.6)	(166.1)	(169.4)	(149.5)	(143.3)
Operating income (loss)	6.2	(1.6)	(117.5)	(4.1)	3.3	(0.6)	4.3	(8.3)
Interest expense	(14.3)	(13.8)	(13.4)	(13.2)	(13.3)	(12.7)	(11.3)	(11.1)
Change in fair value of warrant liability	0.1	(0.1)	-	0.1	0.1	0.1	(0.1)	(0.0)
Debt issuance and modification costs	-	-	-	(7.0)	-	-	-	-
Other, net	(14.6)	(7.7)	2.2	0.4	1.8	(1.5)	(0.2)	(1.0)
Loss before income taxes	(22.6)	(23.2)	(128.7)	(23.8)	(8.2)	(14.7)	(7.3)	(20.4)
Income tax (expense) benefit	(6.2)	(5.3)	1.0	(2.7)	(3.6)	(5.5)	(15.7)	1.2
Net loss	(28.8)	(28.5)	(127.7)	(26.5)	(11.7)	(20.2)	(23.0)	(19.2)
Net (income) loss attributable to noncontrolling interests	(1.1)	0.3	37.1	9.3	3.0	7.8	9.8	8.2
Net loss attributable to TIP Inc.	(29.8)	(28.2)	(90.6)	(17.2)	(8.7)	(12.4)	(13.2)	(11.0)
Net loss attributable to TIP Inc. per share:
Basic and diluted	(0.34)	(0.33)	(1.37)	(0.29)	(0.15)	(0.21)	(0.23)	(0.19)

Trilogy International Partners Inc.	First Quarter 2022

17

Supplementary Information

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2022	2021

Revenues
Wireless service revenues	101.5	108.8
Fixed broadband service revenues	27.7	27.2
Equipment sales	24.1	31.1
Non-subscriber international long distance and other revenues	2.1	2.2
Total revenues	155.4	169.3

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	54.2	54.0
Cost of equipment sales	24.8	34.1
Sales and marketing	20.5	20.5
General and administrative	31.0	28.8
Depreciation, amortization and accretion	18.1	28.2
Loss on disposal of assets	0.5	0.4
Total operating expenses	149.1	166.1
Operating income	6.2	3.3

Other (expenses) income
Interest expense	(14.3)	(13.3)
Change in fair value of warrant liability	0.1	0.1
Other, net	(14.6)	1.8
Total other expenses, net	(28.8)	(11.4)
Loss before income taxes	(22.6)	(8.2)

Income tax expense	(6.2)	(3.6)
Net loss	(28.8)	(11.7)
Less: Net (income) loss attributable to noncontrolling interests	(1.1)	3.0
Net loss attributable to Trilogy International Partners Inc.	(29.8)	(8.7)

Comprehensive (loss) income
Net loss	(28.8)	(11.7)
Other comprehensive income (loss):
Foreign currency translation adjustments	3.2	(6.1)
Other comprehensive income (loss)	3.2	(6.1)
Comprehensive loss	(25.6)	(17.8)
Comprehensive (income) loss attributable to noncontrolling interests	(1.9)	6.0
Comprehensive loss attributable to Trilogy International Partners Inc.	(27.5)	(11.8)

Trilogy International Partners Inc.	First Quarter 2022

18

Condensed Consolidated Balance Sheets

(US dollars in millions, unaudited)	March 31, 2022	December 31, 2021

ASSETS
Current assets:
Cash and cash equivalents	54.3	53.5
Restricted cash	1.5	1.5
Accounts receivable, net	58.3	61.1
Equipment Installment Plan (“EIP”) receivables, net	39.4	41.7
Inventory	12.9	10.9
Prepaid expenses and other current assets	41.1	32.2
Total current assets	207.6	200.8

Property and equipment, net	312.9	307.1
Operating lease right-of-use assets, net	119.0	120.4
License costs and other intangible assets, net	59.8	61.4
Goodwill	9.8	9.7
Long-term EIP receivables	34.2	34.5
Deferred income taxes	22.9	23.9
Other assets	47.0	46.0
Total assets	813.3	803.9

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	26.6	27.2
Construction accounts payable	11.9	22.5
Current portion of debt and financing lease liabilities	249.6	31.6
Customer deposits and unearned revenue	24.8	25.9
Short-term operating lease liabilities	19.7	19.3
Other current liabilities and accrued expenses	134.2	99.2
Total current liabilities	466.9	225.6

Long-term debt and financing lease liabilities	427.9	631.7
Deferred income taxes	0.5	0.3
Non-current operating lease liabilities	165.8	168.4
Other non-current liabilities	24.1	23.9
Total liabilities	1,085.2	1,049.9

Commitments and contingencies

Total shareholders’ deficit	(271.9)	(246.0)

Total liabilities and shareholders’ deficit	813.3	803.9

Trilogy International Partners Inc.	First Quarter 2022

19

Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2022	2021

Operating activities:
Net loss	(28.8)	(11.7)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Provision for doubtful accounts	1.4	2.4
Depreciation, amortization and accretion	18.1	28.2
Equity-based compensation	0.5	1.0
Loss on disposal of assets	0.5	0.4
Non-cash right-of-use asset lease expense	3.6	4.9
Non-cash interest expense and debt derivative instrument charge	2.1	1.8
Settlement of cash flow hedges	(0.3)	(0.6)
Change in fair value of warrant liability	(0.1)	(0.1)
Non-cash gain from change in fair value on cash flow hedges	(1.7)	(0.9)
Loss (gain) on forward exchange contracts and unrealized foreign exchange transactions	15.7	(0.9)
Deferred income taxes	1.5	3.3
Changes in operating assets and liabilities:
Accounts receivable	1.8	(6.7)
EIP receivables	3.8	(2.6)
Inventory	(1.8)	2.4
Prepaid expenses and other current assets	(8.5)	(15.7)
Other assets	(1.7)	(1.7)
Accounts payable	(0.6)	5.7
Operating lease liabilities	(4.7)	(4.3)
Other current liabilities and accrued expenses	20.0	(9.3)
Customer deposits and unearned revenue	(1.4)	(0.7)
Net cash provided by (used in) operating activities	19.7	(5.3)

Investing activities:
Purchase of property and equipment	(26.3)	(11.2)
Purchase of spectrum licenses and other additions to license costs	-	(6.2)
Maturities and sales of short-term investments	-	3.0
Other, net	(0.7)	(1.5)
Net cash used in investing activities	(27.0)	(15.9)

Financing activities:
Proceeds from debt	10.0	-
Payments of debt, including EIP receivables financing obligations	(7.7)	(7.5)
Proceeds from EIP receivables financing obligation	6.2	20.7
Other, net	(0.8)	(0.3)
Net cash provided by financing activities	7.7	12.9

Net increase (decrease) in cash, cash equivalents and restricted cash	0.4	(8.3)
Cash, cash equivalents and restricted cash, beginning of period	55.0	102.5
Effect of exchange rate changes	0.4	(0.9)
Cash, cash equivalents and restricted cash, end of period	55.8	93.3

Trilogy International Partners Inc.	First Quarter 2022

20

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements may relate to the future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new or existing credit facilities, other plans and objectives such as the consummation of the pending 2degrees Sale and the pending transfer of NuevaTel, the proceeds from the 2degrees Sale and the Company’s use of such proceeds; the Company’s ability to continue as a going concern and meet its obligations; the Company’s working capital following the 2degrees Sale; the likelihood of completion of the NuevaTel Transaction and the 2degrees Sale, the timing, nature and amount of any cash distribution to shareholders and the potential for a wind-up of the Company, the potential grant of additional RSUs/DSUs and the subsequent vesting/settlement of such RSUs/DSUs. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “preliminary”, “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: that regulatory and third party approvals and other conditions to closing the 2degrees Sale and the transfer of NuevaTel will be satisfied  or obtained, as applicable; general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties are those associated with the 2degrees Sale and the transfer of NuevaTel, including that the conditions to completion of the 2degrees Sale or the transfer of NuevaTel will not be satisfied, an event, change or other circumstance that could give rise to the termination of the 2degrees Sale or the transfer of NuevaTel and that receipt of required regulatory or third party approvals to the consummation of the 2degrees Sale or the transfer of NuevaTel will not be obtained; covenants contained in the 2degrees Sale agreement limit the ability of 2degrees to undertake certain actions, including, without limitation, the incurrence of indebtedness, investments in third parties or acquisition of assets, or the payment of any dividends or distributions by 2degrees to TIP Inc.; TIP Inc.’s history of losses; TIP Inc.’s status as a holding company; TIP Inc. subsidiaries significant level of indebtedness and the refinancing, default and other risks, resulting therefrom, as well as limits, restrictive covenants and restrictions set forth in TIP Inc.’s subsidiaries’ credit agreements, including certain limitations on TIP Inc.’s and its subsidiaries’ ability to buy and sell assets resulting therefrom;  TIP Inc.’s or its subsidiaries’ ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or its subsidiaries’ ability to pay interest and to refinance their indebtedness; the risk that TIP Inc.’s or its subsidiaries’ credit ratings could be downgraded; TIP Inc.’s and its subsidiaries’ having insufficient financial resources to achieve their objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; NuevaTel’s ability to meet its financial obligations as they become due; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies Company Limited and its subsidiaries and affiliates; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. and its subsidiaries to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; risks surrounding climate change and other environmental factors; foreign exchange and interest rate changes; currency controls and withholding taxes; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; changes to TIP Inc.’s dividend policy; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC being required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; dilution of  the Common Shares; market coverage; TIP Inc.’s or its subsidiaries’ failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

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Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Media Contact

Ann Saxton

425-458-5900

Ann.Saxton@trilogy-international.com

Vice President, Investor Relations & Corporate Development

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